AMC ENTERTAINMENT INC.

920 Main Street

Kansas City, MO 64105

July 21, 2009

BY EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:  Mr. J. Nolan McWilliams

Re:          Request for Effectiveness for

AMC Entertainment Inc.

Registration Statement on Form S-4 (File No. 333-160179)

Dear Mr. McWilliams:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, AMC Entertainment Inc. hereby requests acceleration of the effectiveness of the above-referenced Registration Statement to 11:00 a.m. on July 23, 2009, or as soon as thereafter as possible.  We confirm that we are aware of our responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed offering of the securities specified in the above-referenced Registration Statement.

We acknowledge that: (i) should the U.S. Securities and Exchange Commission (the “Commission”) or its staff (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve us from our full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) we may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

AMC ENTERTAINMENT INC.

By:	/s/ Craig R. Ramsey
Craig R. Ramsey
Executive Vice President and Chief Financial Officer